FUNDING AGREEMENT

This Agreement, dated as of [EFFECTIVE DATE] (this "Agreement"), is made and entered into by and between AKT Pictures LLC, a California limited liability company (the "Company"), and [INVESTOR NAME] , (the "Investor"). The Company and the Investor are sometimes hereinafter referred to each as a "Party" and collectively as the "Parties."

WHEREAS, in order to finance the production of a feature length motion picture currently entitled *When I Was Human: The Movie* (the "Picture") to be directed by Akemi Kozu Tosto, the Company is engaged in an offering (the "Offering") of a right to participate in any of the Company's future Net Profits (as defined below) in connection with the Picture ("Profit Participation Rights").

NOW THEREFORE, in consideration of the mutual agreements contained herein, the Parties agree as follows:

1.   **FUNDS**. In exchange for Profit Participation Rights, the Investor shall provide to the Company the amount of _$[AMOUNT]_ ("Investment") for use in the preparation, production, marketing and/or distribution of the Picture. The Investor shall have no rights hereunder unless and until the entire Investment is timely received by the Company.

2.   **USE**. The Company shall have general discretion as to the use of such Investment for the purpose set forth in Section 1. The Company is not under any obligation to greenlight or complete production of the Picture or to continue to produce, market, exploit or distribute the Picture.

3.   **SHARE OF PROFITS**.

3.1   Following the final closing date of the Offering (the "Closing"), on each annual anniversary of the Closing, the Investor will receive the following dollar amounts multiplied by a fraction, the numerator of which shall be the Investment, and the denominator of which shall be, for (a) and (c) below, the aggregate dollar amount of funds raised in the Offering as of the Closing, and for (b) below, the lesser of $50,000 and the aggregate dollar amount of funds raised in the Offering as of the Closing:

    (a)   First, 100% of any Net Profits until each holder of Profit Participation Rights recoups 125% of such holder's investment.

    (b)   Second, to the extent that the Investor is an Early Bird Investor (as defined below) 100% of any Net Profits until each Early Bird Investor recoups 135% of the dollar amount invested by such holder in the Early Bird Profit Participation Rights (as defined below), such 135% being inclusive of the amount recouped pursuant to Section 3.1(a).

    (c)   Third, 50% of any Net Profits.

3.2   **CERTAIN DEFINITIONS**. As used in this Section 3, references to:

- "Early Bird Profit Participation Rights" are to the first $50,000 of Profit Participation Rights sold or committed to be sold by the Company pursuant to the Offering.

- "Early Bird Investor" are to a holder of Early Bird Profit Participation Rights.

- "Profits" are to any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor of the Picture pays for the costs of deliverables, such amounts shall not be included in Profits; (b) any amounts used to fund production costs of the Picture shall not be included in Profits; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Profits only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Profits only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. For purposes of clarity, "Profits" shall not include any amounts received by the Company from the exploitation of derivative productions of the Picture.

- "Net Profits" are to Profits remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of the Company in connection with the production, sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of the Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of the Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of the Company (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between the

Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of the Company or its affiliates in connection with enforcement of the Company's rights in the Picture, including, without limitation, actual, direct, out of pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by the Company in its good faith business judgment, required to cover anticipated future costs or liabilities, *provided* that such reserve amounts shall be liquidated every twelve (12) months. It is understood that the Company makes no representations or warranties as to the amount of Profits, if any, that the Company will receive from the exploitation of the Picture.

4.   **AUDITING**. At any point following the Closing, or commencement of principal photography if earlier, the Investor may request in writing an audit of the Company's accounts for the Picture. Such audit would be at the Investor's expense, shall require at least ten (10) days' prior written notice, and the Company shall cooperate with the reasonable requests of the Investor's auditor.

5.   **PERKS**. If the Investor shall invest certain amounts as set forth in <u>Schedule A</u> hereto, he, she or it shall receive the corresponding perk indicated on <u>Schedule A</u>. All such perks are subject to the occurrence of the corresponding events, as applicable, and the Company makes no representation or warranty that such events would occur.

6.   **WARRANTIES AND REPRESENTATIONS; INTELLECTUAL PROPERTY**. The Investor hereby warrants and represents to the Company that the Investor has the complete authority and power to enter into this Agreement. The Investor acknowledges that it, he or she has received any and all material information related to the Company, the Picture, this investment, the entertainment industry and how the Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and the Company has answered any and all questions the Investor may have had. The Investor acknowledges that it might not recoup part or all of its, his or her Investment. The Investor acknowledges that all securities-related laws and regulations have been complied with by the Company and its personnel, and the Investor shall make no claim inconsistent with this acknowledgment. The Investor acknowledges that it, he or she shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the

Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. The Investor further acknowledges that it, he or she shall not be deemed as acquiring any shares, membership units or other ownership or equity interest in the Company.

       7.   **ASSIGNMENT.** The Investor shall have no right to assign this Agreement or any part hereof, and acknowledges that the Investment is not being done for purposes of resale. The Investor acknowledges that any sale or other transfer of or related to the Investment or this Agreement may not be permitted under applicable securities regulations. The Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

       8.   **NO EQUITABLE RELIEF.** In the event of a breach of this Agreement by the Company, the rights and remedies of the Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall the Investor be entitled to any equitable or injunctive remedy, and the Investor irrevocably waives any right to such relief, including enjoining or restraining the production or distribution or exhibition of the Picture or any element thereof, or the use, publication or dissemination of any advertising or marketing issued in connection therewith.

       9.   **INDEMNIFICATION.** The Investor shall indemnify and hold harmless the Company and the parents, affiliates and subsidiary companies thereof, and the successors, licensees and assigns thereof, and its and their respective directors, managers, employees, agents, personnel, equity holders, owners and representatives from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by the Investor.

       10.   **GOVERNING LAW; VENUE.** This Agreement shall be governed by and construed in accordance with the laws of the State of California. The Parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California.

       11.   **ENTIRE AGREEMENT.** This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties, whether written or oral, relating thereto, and may not be modified or amended except by written instrument executed by each of the Parties. The Investor specifically acknowledges that acceptance of the Investment by the Company is at the sole and absolute discretion of the Company, and there shall not be deemed to be any agreement between the Investor and the Company unless and until this Agreement is executed by each of the Parties.

       12.   **WAIVER; AMENDMENT.** A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. This Agreement may be amended by the Parties at any time only by execution of an instrument in writing signed on behalf of each of the Parties.

13.   NOTICE. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) business day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email of a pdf document; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to the Company, to:

> AKT Pictures, LLC
> 4329 Van Nuys Blvd. Suite 5
> Sherman Oaks CA 91403
> Attention: Akemi Kozu Tosto
> Email: akemi@aktpictures.com; or

if to the Investor, to any address (including email address) the Investor provided Wefunder in connection with the Investment.

14.   SEVERABILITY. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

15.   COUNTERPARTS. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

16.   HEADINGS. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

AKT Pictures LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SCHEDULE A[1]

$100-$499:
Exclusive behind-the-scenes peek via newsletter.

$500 - $999:
Exclusive online live Q&A with the director, producers, and cast (cast subject to availability) Includes the exclusive behind-the-scenes peek during production via newsletter.

$1,000 - $4999:
A "Special Thanks" credit onscreen in the end titles of the Picture. Includes the online live Q&A with the director, producers, cast (cast subject to availability), and unique behind-the-scenes peek during production via newsletter.

$5,000 - $9,999:
One (1) ticket to the red carpet premiere and an invitation to the afterparty in Los Angeles. You belong to the spotlight! Time and date TBD. You'll have to provide your travel and accommodations. Includes a "Special Thanks" credit ONSCREEN in the Picture's end titles, the online live Q&A with the director, producers, cast (cast subject to availability), and a unique behind-the-scenes peek during production via newsletter.

$10,000 - $49,999:
"Affiliate Producer" credit Onscreen in the end titles of the Picture! Two (2) tickets to the red carpet premiere and seats in the VIP section and an invitation to the afterparty in Los Angeles. Time and date TBD. You will have to provide your travel and accommodations. Includes the online live Q&A with the director, producers, cast (cast subject to availability), and a unique behind-the-scenes peek during production via newsletter.

$50,000 - $99,999:
"Affiliate Producer" credit onscreen in the end titles of the Picture, and since you're an Affiliate Producer and VIP, you and your guest get to visit the film sets while we're filming and get to meet the cast and crew! (Filming date/location TBD). Four (4) tickets to the premiere and an invitation to the afterparty in Los Angeles, where you can walk down the red carpet with the stars (time and date TBD). You will have to provide your travel and accommodations. Includes the online live Q&A with the director, producers, cast (cast subject to availability), and a special behind-the-scenes peek during production via newsletter.

$100,000 and up:
"Associate Executive Produce"" credit ONSCREEN in the end titles of the Picture and on IMDB. A VIP invitation to the filming location and join the cast and crew for lunch on the set (Cast subject to availability). Four (4) tickets to the premiere and an invitation to the afterparty in Los Angeles, and you get to walk down the red carpet with the stars and sit in the VIP section at the premiere (time and date TBD). You will have to provide your travel and accommodations (filming date/location TBD.) Includes the online live Q&A with the director, producers, cast (cast subject to availability), and a unique behind-the-scenes peek during production via newsletter.

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[1] **ALL PERKS LISTED HEREIN ARE SUBJECT TO THE OCCURRENCE OF THE CORRESPONDING EVENTS, AS APPLICABLE, AND THE COMPANY MAKES NO REPRESENTATION OR WARRANTY THAT SUCH EVENTS WOULD OCCUR.**